October 19, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (215) 790-4732

Mr. David A. Simon
Vice President and Chief Financial Officer
EBL&S Property Management, Inc.
230 South Broad Street, Mezzanine Level
Philadelphia, PA  19102

Re:	National Property Analysts Master Limited Partnership
      Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-24816

Dear Mr. Simon:

      We have reviewed your October 7, 2005 response letter and have the following additional comments.

1. We read your response to comment 1 and note each of the factors which contributed to NPAEP and PVPG`s decision to forgive a portion of the wraparound mortgages. Please further explain how the forgiveness of debt increases the fair value of collateral securing the balance of the wraparound mortgage and further insures NPAEP`s realization of the wraparound mortgage. In addition, please explain how "long term fixed rent leases" on the remaining collateral was a contributing factor which lead to the forgiveness of debt.

2. Please further explain how the cross-collateralization provision in the future interest agreement was considered in making the decision to forgive a portion of the wraparound mortgages. If the remaining balance on the wraparound mortgage is cross-collateralized against properties which have not been sold please explain to us why you feel this "reflects the normal give and take between debtor and creditor."

3. We reviewed your present value calculation in response to comment
7 and have the following additional comments:

a. Please explain the principal differences in the amount shown as
(1) total payments for years 1996 - 2013 of $22.5 million and (2) interest (on a non-discounted basis) and the reduction in principal of your wrap mortgages in the aggregate amount of $24.5 million. Specifically, please explain why the principal reduction in your wrap mortgages during years 2005 - 2013 exceed payments less interest (on a non-discounted basis) for each of the respective years.

b. Please explain the principal differences in the initial wrap balance, net of unamortized discount, in the amount of $4.3 million compared to the net present value of $7.7 million.

c. Please explain how you computed discount amortization expense in year 2013 of $5.8 million and how this is consistent with the interest method resulting in a constant rate of interest.


*  *  *  *


	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. David A. Simon
EBL&S Property Management, Inc.
October 19, 2005
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